UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  to

Commission file number: 000-51251

Full title of the plan and the address of the plan, if different from that of the issuer listed below:

LifePoint Hospitals, Inc. Retirement Plan

Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LifePoint Hospitals, Inc.
103 Powell Court
Brentwood, Tennessee 37027

LifePoint Hospitals, Inc. Retirement Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

i

Report of Independent Registered Public Accounting Firm

The Plan Sponsor and Administration Committee
LifePoint Hospitals, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
June 18, 2010

LifePoint Hospitals, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Cash	$2,537,622	$1,974,662
Investments, at fair value	366,561,701	279,407,601
Employer contributions receivable	4,263,723	1,119,114
Income receivable	224,549	170,174
Total assets	373,587,595	282,671,551
Liabilities
Expenses payable	1,432,233	789,018
Excess contributions payable	149,105	225,226
Total liabilities	1,581,338	1,014,244
Net assets available for benefits	$372,006,257	$281,657,307

See accompanying notes.

LifePoint Hospitals, Inc. Retirement Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2009 and 2008

		2008
	2009	Participants’ Accounts (Allocated)	ESOP Shares Fund (Unallocated)	Total
Additions
Interest and dividend income	$1,600,288	$3,507,857	$—	$3,507,857
Employer contributions	15,932,666	—	4,636,516	4,636,516
Participants’ contributions	33,141,514	30,890,310	—	30,890,310
Total additions	50,674,468	34,398,167	4,636,516	39,034,683
Deductions
Benefits paid	22,814,773	21,277,274	—	21,277,274
Interest expense	—	—	343,445	343,445
Administrative expenses	896,653	1,041,288	—	1,041,288
Total deductions	23,711,426	22,318,562	343,445	22,662,007
Net appreciation (depreciation) in fair value of investments	63,385,908	(79,686,169)	(314,506)	(80,000,675)
Allocation of ESOP shares to Plan	—	8,437,382	(8,437,382)	—
Net increase (decrease) in net assets available for benefits	90,348,950	(59,169,182)	(4,458,817)	(63,627,999)
Transfer of assets into the Plan from the Province Healthcare Company 401(k) Retirement Plan	—	57,896,530	—	57,896,530
Net assets available for benefits at beginning of year	281,657,307	282,929,959	4,458,817	287,388,776
Net assets available for benefits at end of year	$372,006,257	$281,657,307	$—	$281,657,307

See accompanying notes.

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2009

Note 1 — Description of the Plan

The following description of the LifePoint Hospitals, Inc. (the “Company”) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

During the year ended December 31, 2009, the Company made certain amendments to the Plan. Amendments to the Plan include the following:

(i)	reduced the number of days of required service prior to participation in the Plan from 60 days to 30 days, with certain limited exceptions;
(ii)	placed a limit on the percentage of an individual’s aggregate account that can be invested in the Company’s stock at 25%; and
(iii)	added new or changed existing Plan descriptions and explanatory language in order to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008, section 415 of the Internal Revenue Code and certain Treasury Regulations and changes required under the Internal Revenue Code.

The following description of the Plan reflects the conditions of participation in the Plan as of December 31, 2009 and considers the above noted amendments.

General

The Plan is a defined contribution plan covering all employees of the Company who have completed 30 days of service, with certain limited exceptions, as of December 31, 2009. The Plan consists of two components: an employee stock ownership plan (“ESOP”) component within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and a 401(k) component. Effective December 31, 2008, all shares available for allocation in accordance with the ESOP component were allocated to participant accounts. Accordingly, as of December 31, 2009 and 2008, the statements of net assets available for benefits reflect all fully allocated balances, and there was no allocation of ESOP shares for the year ended December 31, 2009.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each participant may elect to contribute up to 50% of his or her pre-tax compensation to the Plan (“Salary Deferral Contribution”). An automatic 2% Salary Deferral Contribution is applied to all participants who do not make a contrary election. Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions subject to the Code’s limitations.

The Plan provides a discretionary matching contribution in an amount equal to 100% of the amount the participant has elected as a Salary Deferral Contribution for that payroll period, up to 3% of the participant’s eligible compensation (“Matching Contributions”).

In any Plan year and in addition to the Matching Contributions, the Company may make discretionary Company profit sharing contributions (“Profit Sharing Contributions”). The Profit Sharing Contributions are allocated to participant accounts on a pro rata basis based on eligible compensation earned in the year for which the contributions apply. To be eligible for an allocation of the Profit Sharing Contributions, a participant must be an employee of the Company as of the last day of the Plan year.

An additional contribution by the Company in an amount determined by the Company to ensure that the Plan satisfies certain nondiscrimination requirements of the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year (“Non-elective Employer Contributions”). Alternatively, certain highly

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2009

Note 1 — Description of the Plan  – (continued)

compensated employees may be refunded a portion of their Salary Deferral Contributions in order to comply with the same nondiscrimination requirements of the Code.

For the years ended December 31, 2009 and 2008, the Company made cash Matching Contributions of $15,932,666 and $1,119,114, respectively. Additionally, for the year ended December 31, 2008, the Company allocated 279,675 shares of the Company’s common stock, valued at $3,517,402, in accordance with the ESOP component of the Plan.

Participant Accounts

Each participant’s account is credited (charged) with his or her Salary Deferral Contribution, the Company’s contributions, Plan fees and Plan earnings (losses). Allocations are based on a number of factors, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions and allocations are subject to certain limitations under the Code. The Plan allows participants who have three or more years of credited service to diversify up to 100% of their allocated ESOP contributions by investing in other securities available under the Plan. The Plan limits the percentage of an individual’s aggregate account that can be invested in the Company’s stock at 25%.

Payment of Benefits

Upon retirement, disability or death, the total vested value of a participant’s account is generally distributed to the participant or his or her beneficiary, as applicable, in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. Upon termination of employment, if the vested value of a participant’s account is less than $1,000, the total vested balance is distributed as an automatic lump sum cash payment. For participant accounts greater than $1,000 but less than $5,000, at the time of termination of employment, the vested value of the participant’s account may be rolled into an individual retirement account on behalf of the participant. A participant’s contributions may also be withdrawn for certain hardship situations.

Participant Loans

Each participant may borrow from his or her fund account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or one-half of the respective participant’s vested account balance. Loan terms range from six months to five years or up to ten years if the loan is used for the purchase of a primary residence. The loans are secured by the vested balance in the respective participant’s account and bear interest at a rate commensurate with local prevailing rates, ranging from 4.0% to 9.5% as of December 31, 2009, as determined by the plan administrator. Principal and interest are paid by the participant ratably through payroll deductions.

Vesting and Forfeitures

Participants are immediately and fully vested in their Salary Deferral Contributions, Non-elective Employer Contributions, rollover contributions and investment earnings (losses) arising from these contributions. Matching Contributions and Profit Sharing Contributions are subject to the following vesting schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years or more	100%

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2009

Note 1 — Description of the Plan  – (continued)

Participants’ interest in their accounts become fully vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a total and permanent disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant is entitled to the vested portion of his or her account. The non-vested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants in the Plan, as defined in the Plan document. During the years ended December 31, 2009 and 2008, the Company utilized forfeitures of $473,421 and $5,696,300 to reduce the Company’s Matching Contributions and pay administrative expenses of the Plan. Unused forfeitures totaled $136,400 at December 31, 2009. There were no unused forfeitures at December 31, 2008.

Plan Merger and Transfer of Assets

Prior to January 1, 2008, the Company administered two separate plans, the Plan and the Province Healthcare Company 401(k) Retirement Plan. Effective January 1, 2008, the Company merged the two plans into one plan. The Plan is the surviving plan of the two merged plans. The fair value of the assets transferred into the Plan during the year ended December 31, 2008 from the Province Healthcare Company 401(k) Retirement Plan totaled $57,896,530.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits, changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Current Year Adoptions of New Accounting Standards

ASC 105-10, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles”, (“ASC 105-10”)

The Plan adopted Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) 105-10 for the Plan’s year ended December 31, 2009. ASC 105-10 establishes the FASB Accounting Standards CodificationTM as the single source of authoritative accounting principles recognized by the FASB to be applied to nongovernmental entities in the preparation of financial statements in conformity with GAAP. Accordingly, all references to GAAP provided in the Plan’s notes to its financial statements are in accordance with ASC 105-10.

ASC 820-10, “Fair Value Measurements and Disclosures”, (“ASC 820-10”)

Effective for the Plan’s year ended December 31, 2009, the Plan adopted certain additional provisions of ASC 820-10. The additional provisions of ASC 820-10 require the disclosure of further information related to the Plan’s investments by major category, as defined in the provision, as of December 31, 2009. See Note 3 for the Plan’s additional disclosure in accordance with the additional provisions of ASC 820-10.

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2009

Note 2 — Summary of Significant Accounting Policies  – (continued)

ASC 855-10, “Subsequent Events”, (“ASC 855-10”)

Effective for the Plan’s year ended December 31, 2009, the Plan adopted the provisions of ASC 855-10. ASC 855-10 establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. See Note 10 for the Plan’s subsequent event disclosure in accordance with ASC 855-10.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with ASC 820-10. The Plan’s investments are further described in Note 3.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, including legal and participant accounting expenses and all expenses directly relating to the investments, are charged to and paid by the Plan unless paid by the Company.

Note 3 — Investments

The Plan’s investments are held, and transactions are executed, by The Charles Schwab Trust Company (the “Trustee”). The Plan accounts for its investments in accordance with ASC 820-10. ASC 820-10 establishes a framework for measuring fair value and establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The tiers are as follows:

Level 1 —	defined as observable inputs such as quoted prices in active markets;
Level 2 —	defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3 —	defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used to value the Plan’s assets measured at fair value in accordance with ASC 820-10:

LifePoint Hospitals, Inc. Common Stock:  Valued at the last reported sales price on the last business day of the Plan year reported by the active market in which the securities are traded.

Mutual Funds:  Valued at the last reported sales prices on the last business day of the Plan year reported by the active markets in which the individual funds are traded.

Self-directed Brokerage Accounts:  Valued at the last reported sales prices on the last business day of the Plan year reported by the active markets in which the individual underlying investments are traded.

Money Market Funds:  Valued at quoted prices in markets that are not active by a combination of inputs, including but not limited to dealer quotes who are market makers in the underlying funds and other directly and indirectly observable inputs.

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2009

Note 3 — Investments  – (continued)

Collective Trusts:  Valued at the current value of and net investment gains or losses relating to the units of participation held by the Plan.

Participant Loans:  Valued at amortized cost based on their outstanding balances, which approximates fair value.

The fair values, within the fair value hierarchy in accordance with ASC 820-10, of the Plan’s assets at December 31, 2009 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Hospitals, Inc. Common Stock	$73,890,008	$—	$—	$73,890,008
Mutual Funds (Growth Funds)	70,284,742	—	—	70,284,742
Self-directed Brokerage Accounts	6,373,503	—	—	6,373,503
Money Market Funds (Fixed Income Funds)	—	60,341,341	—	60,341,341
Collective Trusts (Index Funds)	—	148,046,210	—	148,046,210
Participant Loans	—	—	7,625,897	7,625,897
	$150,548,253	$208,387,551	$7,625,897	$366,561,701

The fair values, within the fair value hierarchy in accordance with ASC 820-10, of the Plan’s assets at December 31, 2008 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Hospitals, Inc. Common Stock	$55,778,272	$—	$—	$55,778,272
Mutual Funds (Growth Funds)	42,934,925	—	—	42,934,925
Self-directed Brokerage Accounts	3,295,272	—	—	3,295,272
Money Market Funds (Fixed Income Funds)	—	58,152,349	—	58,152,349
Collective Trusts (Index Funds)	—	112,316,626	—	112,316,626
Participant Loans	—	—	6,930,157	6,930,157
	$102,008,469	$170,468,975	$6,930,157	$279,407,601

Changes in the fair value of participant loans, the Plan’s only Level 3 assets, for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Balance at January 1	$6,930,157	$3,294,357
Issuances, net of settlements	695,740	3,635,800
Balance at December 31	$7,625,897	$6,930,157

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2009

Note 3 — Investments  – (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008 are as follows:

	2009	2008
State Street S&P 500 Index Fund	$92,666,198	$64,631,101
LifePoint Hospitals, Inc. Common Stock*	73,890,008	55,778,272
Federated Prime Cash Obligations	60,201,338	58,009,693
State Street Passive Bond Market Index Fund	55,380,012	47,685,525
American Funds EuroPacific Growth Fund	40,478,997	23,929,954
Oppenheimer Main Street Small Cap A Fund	29,805,745	19,004,971

*	Includes non-participant directed investments.

For the years ended December 31, 2009 and 2008, the Plan’s investments, including investments purchased, sold and held during the year, appreciated (depreciated) as follows:

	2009	2008
LifePoint Hospitals, Inc. Common Stock	$22,621,712	$(16,842,102)
Mutual Funds	17,559,981	(27,231,973)
Self-directed Brokerage Accounts	1,408,892	(1,875,781)
Collective Trusts	21,795,323	(34,050,819)
	$63,385,908	$(80,000,675)

Note 4 — Non-participant Directed Investments

The fair value of non-participant directed investments at December 31, 2009 and 2008 are as follows:

	2009	2008
LifePoint Hospitals, Inc. Common Stock:
Number of shares	76,774	103,120
Cost	$2,214,526	$2,993,692
Fair Value	$2,497,458	$2,355,272
Total fair value of non-participant directed investments	$2,497,458	$2,355,272

Changes in the net assets related to the non-participant directed investments for the years end December 31, 2009 and 2008 are as follows:

	2009	2008
Non-participant directed investments at beginning of year	$2,355,272	$11,933,391
Change in net assets:
Transfers to other funds	(601,754)	(6,994,236)
Distributions to participants	—	(686,298)
Employer cash contributions	—	1,119,114
Net appreciation (depreciation) in fair value	743,940	(3,016,699)
Non-participant directed investments at end of year	$2,497,458	$2,355,272

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2009

Note 5 — Note Payable to LifePoint Hospitals, Inc.

On June 9, 1999, the Plan purchased 2,796,719 shares of the Company’s common stock from the Company at $11.50 per share for an aggregate purchase price of $32,162,269. The Plan issued a note payable to the Company (the “Note”) in an amount equal to the purchase price. The Note was secured by a pledge of the unallocated stock. The Note was payable in ten annual payments of $4,636,517, which included interest on the outstanding principal balance at an annual rate of 8%. All remaining principal and interest on the Note were repaid during the year ended December 31, 2008.

The purchased shares were held by the Trustee in a suspense account as collateral and were released from the suspense account as the loan was repaid and then used to fund employer contributions. The Plan used the Company’s contributions to repay the Note principal and interest. As of December 31, 2008, all of the shares had been allocated to participant accounts.

The purchase price for the Company’s common stock was acknowledged to be no greater than the prevailing price of the Company’s common stock quoted on NASDAQ at June 9, 1999. Based on this determination, and subject to limitations contained in the Code, the Company was entitled to claim an income tax deduction for contributions to the Plan for the year to which such contributions related. The participants and beneficiaries of the Plan are not subject to income tax with respect to contributions made on their behalf until they receive distributions from the Plan.

Note 6 — Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7 — Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”), dated January 15, 2003, stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRS.

Note 8 — Party-In-Interest Transactions

The Plan holds investments in the form of participant loans and such transactions qualify as party-in-interest transactions. Additionally, the Plan paid $896,653 and $1,041,288 in administrative expenses to the Plan’s trustees and recordkeepers during the years ended December 31, 2009 and 2008, respectively, that are considered transactions with parties-in-interest. Finally, for the year ended December 31, 2008, contributions received by the Plan from the Company to fund principal and interest payments on the Note are considered transactions with parties-in-interest. All of these transactions are permissible under specific exemptions included in ERISA and the Code.

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2009

Note 9 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$372,006,257	$281,657,307
Less deemed distributions of participant loans	(216,113)	(171,710)
Net assets available for benefits per the Form 5500	$371,790,144	$281,485,597

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$90,348,950	$(63,627,999)
Add deemed distributions of participant loans at beginning of year	171,710	152,553
Less deemed distributions of participant loans at end of year	(216,113)	(171,710)
Net increase (decrease) in net assets available for benefits per the Form 5500	$90,304,547	$(63,647,156)

Note 10 — Subsequent Events

In accordance with the provisions of ASC 855-10, the Plan evaluated all material events occurring subsequent to the balance sheet date for events requiring disclosure or recognition in the Plan’s financial statements.

Effective January 1, 2010, the Company changed its discretionary matching contribution percentages. As revised, the Plan provides for a discretionary matching contribution in an amount equal to 50% of the amount the participant has elected as a Salary Deferral Contribution for that payroll period, up to 6% of the participant’s eligible compensation.

LifePoint Hospitals, Inc. Retirement Plan

EIN: 20-1538254 Plan No.: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	State Street S&P 500 Index Fund	Collective Trust	$	**	$92,666,198
*	LifePoint Hospitals, Inc. Common Stock	Common Stock		63,401,030***	73,890,008***
	Federated Prime Cash Obligations	Money Market Fund		**	60,201,338
	State Street Passive Bond Market Index	Collective Trust		**	55,380,012
	American Funds EuroPacific Growth Fund	Mutual Fund		**	40,478,997
	Oppenheimer Main Street Small Cap A Fund	Mutual Fund		**	29,805,745
*	Participant Loans	Interest rate ranges from 4.0% to 9.5%		**	7,625,897
	Self-directed Brokerage Accounts	Various investments		**	6,373,503
	Government Obligations	Money Market Fund		**	116,342
	Federated Capital Reserves	Money Market Fund		**	23,661
					$366,561,701

*	Indicates a party-in-interest to the Plan.
**	Not required for participant-directed investments.
***	Includes participant and non-participant directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2010	LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN
By: /s/ John P. Bumpus John P. Bumpus Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm